

Mail Stop 3720

October 20, 2009

Carl Kukkonen
Chief Executive Officer
VIASPACE Green Energy Inc.
2012 Business Center Dr., Suite 130
Irvine, CA 92612

> **Re: VIASPACE Green Energy Inc.**
> **Amendment No. 3 to Form S-1**
> **Filed October 15, 2009**
> **File No. 333-159717**

Dear Mr. Kukkonen:

We have reviewed the above filing and your response letter dated October 15, 2009 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please note that all page number references are to the Amendment No. 3 to Form S-1.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We have not yet received your request for confidential treatment with respect to Exhibit 10.7 to your registration statement. Please tell us when you intend to file this request.

2. We note the revised disclosure on page 38 that IPA China leased additional land in the third quarter of 2009 in fulfillment of China Gate and Mr. Chang's obligation to secure 100 hectares of arable land within 12 months of the First Closing Date. Please update the

disclosure throughout your registration statement to reflect this development, including, for example, the "Corporate History" sections on pages 7 and 25.

Corporate History, page 7

3. We note your response to comment three from our letter dated September 29, 2009. Please expand your disclosure to address the impact on the company if the second closing doesn't occur. Please address why the remaining 30% of IPA BVI gets transferred to the company regardless of whether the second closing occurs.

Risk Factors, page 13

"If we do not complete the second closing, we may lose the services of our U.S.-based officers and directors," page 15

4. We note that if the second closing does not occur your parent company and Messrs. Kukkonen and Muzi, to the extent they no longer work for you, will be prohibited from entering into the tall grass growing business. If appropriate, discuss the risk to the company if the second closing does occur and your parent company and officers compete with the company in the grass growing business.

"We have a sublicense relationship with respect to the Giant King Grass license," page 16

5. Please revise this risk factor to address whether the original licensor is aware of and has consented to the sublicense of the intellectual property to the Giant King Grass from China Gate Technology to IPA China. Please also disclose the term of China Gate Technology's license for the intellectual property.

Corporate History, page 25

6. Please update the disclosure on page 25 to explain that the parties have agreed to waive China Gate's obligation to assign its license for the intellectual property to the Giant King Grass to IPA China and therefore IPA China will not receive a direct license from the original licensor of such intellectual property pursuant to this transaction.

Financial Statements

Note 1 – Summary of Significant Accounting Policies, page 66

7. We refer to your responses to comment nine from our letter dated September 29, 2009, the disclosure of Company History on pages 66 and 79 and Note 8 on page 73. We reiterate our previous request for a detailed analysis of your valuation of the company stock issued on October 21, 2008 using the nominal assets and lack of operations of the company

immediately prior to the issuance of the stock on October 21, 2008 as a basis for your valuation of the stock.

8. Based your disclosure on pages 66 and 73, it appears that your parent company is considered the acquiring entity in the merger with IPA BVI. Tell us how you applied the guidance in SFAS 141 in identifying the acquiring entity. It appears that Mr. Chang owns a large minority interest in your parent company after the second closing. Tell us how you determined the accounting acquirer at the parent level. It is unclear why the transaction is accounted for as a purchase by your parent company and a recapitalization by the company.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Staff Attorney, at (202) 551-3367, or me at (202) 551-3810 with any other questions.

Sincerely,

/s

Larry Spirgel
Assistant Director

Cc: Ryan S. Hong
    Via facsimile to (310) 208-1154